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December 8, 2014

Matthew Crispino, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kitara Holdco Corp.
Registration Statement on Form S-4
Filed November 5, 2014
File No. 333-199892

Dear Mr. Crispino:

On behalf of Kitara Holdco Corp. (the “Company” or “Holdco”), we respond as follows to the Staff’s comment letter, dated December 2, 2014, relating to the above-captioned Registration Statement on Form S-4 (as amended from time to time, the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Gabriel Eckstein.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note that in the past three years, Future Ads LLC has made distributions to its members. Please provide us your analysis regarding the applicability of the disclosures required for roll-up transactions. Refer to General Instruction I of Form S-4.

We respectfully submit that the transactions contemplated by the exchange agreement and the merger agreement do not constitute a “roll-up transaction” as defined in Item 900 of Regulation S-K.

Securities and Exchange Commission

December 8, 2014

First, the definition of roll-up transaction specifically excludes “a transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933.” As discussed below in response to Comment 2, the shares of Holdco common stock to be issued to the members of Future Ads LLC (“Future Ads”) will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). The shares will be issued pursuant to the exemption provide by Section 4(a)(2) of the Securities Act and Rule 506 thereunder.

Second, we do not believe that Future Ads is a “partnership” as defined in Item 900(b) of Regulation S-K, because:

•	It does not operate as a “conduit vehicle for investors to participate in the ownership of assets for a limited period of time.” Future Ads’s operating agreement provides for perpetual existence and only provides for dissolution upon the occurrence of (a) the sale, transfer or other disposition of all or substantially all of the assets of Future Ads as agreed to by the consent of the holders of at least eighty percent (80%) of the outstanding Class C Units of Future Ads, or (b) the consent of the holders of at least eighty percent (80%) of the outstanding Class C Units of Future Ads to dissolve the Company. Accordingly, absent the merger and exchange, the members of Future Ads would be able to continue as owners of Future Ads indefinitely.

•	It does not have “as a policy or purpose distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business.” Future Ads has broad authority (without requiring consent from its board of managers or its members) to invest and reinvest its funds in its business. Future Ads is not required to make any distributions to its members other than (i) certain limited tax distributions, (ii) distributions approved by holders of 80% of the outstanding Class C Units of Future Ads and (iii) distributions upon the liquidation, dissolution or winding up of affairs of Future Ads, the acquisition of Future Ads by another entity or the sale of substantially all of the assets of Future Ads.

Securities and Exchange Commission

December 8, 2014

Fee Table

2.	You are registering 105,265,065 shares. In your prospectus, however, you state that former members of Future Ads will own 154,213,092 after the closing of the transaction. In addition, you may issue shares as a result of “earn out” payments and “deferred consideration.” Please reconcile the maximum shares that you may offer as a result of this transaction with the amount of shares on your fee table. For guidance, refer to Question 125.03 of the Securities Act Forms Compliance and Disclosure Interpretations.

We respectfully advise the Staff that we are registering only the shares of Holdco common stock issuable to the stockholders of Kitara Media Corp. (“Kitara”), which consist of shares issuable in exchange for (i) the 95,884,241 shares of Kitara common stock that are currently outstanding and (ii) up to 9,380,824 shares of Kitara common stock that may be issued prior to the date the merger is expected to be completed upon the exercise of currently outstanding options and warrants. The shares of Holdco common stock issuable to the members of Future Ads, including any shares issued in connection with the “earn out” payments and the deferred consideration referred to above, are not being registered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 thereunder. Further, we respectfully note that Holdco would not be permitted to include the shares of Holdco common stock issuable to the members of Future Ads in the Registration Statement, as the members have already made an investment decision with respect to such shares in connection with the approval and execution of the unit exchange agreement described in the Registration Statement. Accordingly, we respectfully believe that no change to the fee table is required and have not revised the disclosure in the Registration Statement in response to this comment.

Questions and Answers About the Special Meeting, page 1

3.	You indicate that you will file the form of proxy in an amendment. Please tell us whether you intend to bundle the Charter Amendment Proposals and if so, provide us your analysis regarding why it is appropriate to bundle these proposals. For guidance, refer to Questions 101.01 and 101.02 of Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability. In this regard, we note that the letter to stockholders describes the Charter Amendment Proposals as material.

We do not intend to bundle the Charter Amendment Proposals. Stockholders of Kitara will be able to vote separately on each of proposals 2A through 2F, which have been grouped as sub-proposals only for convenience of presentation. The form of proxy evidencing the foregoing has been included with Amendment No. 1.

4.	Please add questions and answers that address the following issues:

•	What will Kitara shareholders receive as a result of the merger;
•	What equity stake will Kitara shareholders hold in New Holdco following the transactions;
•	How will the transactions be financed and what effect will the financing have on New Holdco;
•	What are the conditions to the completion of the transactions;
•	What happens if the transactions are not completed; and
•	What are the material U.S. federal income tax consequences to Kitara shareholders of the transactions?

We have revised the disclosure on page 3 to 4 of Amendment No. 1 as requested.

Securities and Exchange Commission

December 8, 2014

Summary

Parties to the Transactions, page 8

5.	Please provide a cross-reference under each subheading to a more detailed discussion in your prospectus. Refer to Instruction 1 of Item 1001 of Regulation S-K.

We have revised the disclosure on pages 10 to 17 of Amendment No. 1 as requested.

Tax Consequences to Kitara Stockholders, page 14

6.	You disclose that Kitara common stockholders receiving your shares will not recognize any gain or loss. We also note that you have received an opinion of counsel. Please file this opinion as an exhibit or advise. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

We have filed the opinion of counsel as Exhibit 8.1 to Amendment No. 1 as requested.

Risk Factors

If the transactions are consummated..., page 24

7.	Please expand the caption of this risk factor to succinctly state the risks associated with having significant leverage. Similarly revise other risk factor headings where you only state a fact about your business but not the resulting risk. For example and without limitation, we note the first risk factor on page 27.

We have revised the disclosure on pages 24 to 54 of Amendment No. 1 as requested.

If we are unable to comply..., page 38

8.	You disclose on page 132 that the amounts due under the Credit Agreement are secured by your assets and pledges of your ownership in NYPG and Andover Games. Please expand your disclosure in this risk factor accordingly.

We have revised the disclosure on page 39 of Amendment No. 1 as requested.

Proposal Nos. 2A to 2F — The Charter Amendment Proposals

Proposal 2A — Increase in Authorized Shares, page 62

9.	In the last sentence on page 62 you state that there are no plans to issue additional shares except for issuances described in the preceding paragraph. You should note that to the extent you have plans to acquire other businesses, form partnerships, and effect splits or pay dividends as you state in the last sentence of the preceding paragraph, you should provide applicable disclosure as required by Note A of Schedule 14A. Please advise or revise.

We respectfully advise the Staff that Holdco has no present plan to use additional shares of common stock for acquiring businesses (other than Kitara and Future Ads), forming partnerships, or effecting stock splits or paying stock dividends. We have revised the last sentence of the fourth paragraph under “Proposal Nos. 2A to 2F – The Charter Amendment Proposals – Proposal 2A – Increase in Authorized Shares,” which appears on page 63 of Amendment No. 1, in order to clarify the foregoing.

Securities and Exchange Commission

December 8, 2014

Proposal 2E — Opt Out of Section 203, page 64

10.	Here and in the immediately following proposal, please include balancing disclosure that highlights the disadvantages to shareholders should these proposals be adopted.

We have revised the disclosure on pages 66 and 67 of Amendment No. 1 as requested.

The Transactions

Background of the Transactions, page 77

11.	Please clarify what you mean by “potential transaction” in the second and third paragraph in this section. In addition, disclose in this section:

•	Why Future Ads was considered a suitable party with which to initiate discussions of a “potential transactions”;
•	Why this was considered the appropriate time to discuss “potential transactions”;
•	What other parties were considered for purposes of entering into a business combination and what communications where held with those parties; and
•	How you arrived at the amount and types of consideration.

We have revised the disclosure on page 78 of Amendment No. 1 as requested.

12.	You state that beginning on June 20, 2014, Kitara and Future Ads initiated discussions with financial lenders including Highbridge. Please briefly describe any alternative financing arrangements considered and why they were rejected in favor of the Highbridge proposal.

We wish to advise the Staff that Kitara and Future Ads did not initiate discussions with multiple lenders as previously set forth in the Registration Statement. Kitara and Future Ads conducted financing discussions solely with Highbridge. We have revised the disclosure on page 78 of Amendment No. 1 to reflect the foregoing.

Securities and Exchange Commission

December 8, 2014

13.	You state in disclosure on page 77 that negotiations regarding the terms of the agreements and exhibits continued “over the next two months.” Revise this section of your filing to describe each meeting or discussion that occurred during that time period rather than present them as a group. Disclose when each meeting took place, who was present, and what was discussed.

We have revised the disclosure on page 78 to 79 of Amendment No. 1 as requested.

Kitara’s Reasons for the Transactions and Recommendations of Kitara’s Board of Directors, page 78

14.	Refer to the third bullet point on page 79. Revise to discuss how Kitara’s board considered historical and current market prices of Kitara common stock in reaching its decision to adopt the merger and exchange agreements and recommend that Kitara stockholders approve the merger agreement. Disclose why these factors were viewed as positive in the analysis.

We wish to advise the Staff that the Kitara board of directors did not consider the historical and current market prices of Kitara common stock in reaching its determination and recommendation as previously set forth in the Registration Statement. Accordingly, we have revised the disclosure on page 80 of Amendment No. 1 to delete the above-referenced bullet point. We therefore respectfully believe that this comment is no longer applicable.

The Agreements

Debt Financing, page 96

15.	Please expand your disclosure in the last sentence of the first paragraph to explain how you will determine whether sufficient funds are available to pay the fee of $12.5 million to Highbridge in cash.

The criteria for determining whether sufficient funds are available to pay the $12,500,000 fee will be set forth in the definitive lending documents, the terms of which are presently being negotiated. We have revised the disclosure on page 97 of Amendment No. 1 to reflect the foregoing.

Securities and Exchange Commission

December 8, 2014

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

III. Pro Forma Adjustments

Pro Forma Condensed Combined Balance Sheet – As of June 30, 2014, page 108

16.	Please revise Note 9 to provide supporting calculation of the purchase price, including the date at which the stock price was determined. In addition, provide a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

We have revised the disclosure on page 111 to provide the supporting calculation of the purchase price, including that the stock price was re-determined as of September 30, 2014. We wish to further advise the staff that the valuation of the common stock of Kitara was performed using a weighted average of values determined by the comparable companies method, the transaction method, and the discounted cash flows method. We used the weighted average of these measures, rather than the value of the common stock alone, as our common stock is thinly traded and may not be a reliable measure of fair value. In addition, in this disclosure, we have provided a sensitivity analysis for a range of possible outcomes of the fair value of the company’s common stock.

Pro Forma Condensed Combined Statement of Operations – For the Six Months Ended June 30, 2014, page 110

17.	Please revise Note 6 to provide the supporting calculations for the pro forma adjustment to weighted average shares. Similar concerns apply to Note 11 related to the pro forma combination with Future Ads for the year ended December 31, 2013.

We have revised the disclosure on page 113 and 115 of Amendment No. 1 as requested.

Security Ownership, page 112

18.	Please disclose the natural persons that have voting or dispositive power over the shares held by the entities in your table on page 112. You only provide such disclosure for Ironbound Partners.

We have revised the disclosure on pages 117 and 120 of Amendment No. 1 as requested.

Securities and Exchange Commission

December 8, 2014

Kitara’s Business

Our Opportunity, page 121

19.	Regarding the industry data and other research you cite in your prospectus by eMarketer, Comscore, Interactive Advertising Bureau and Business Intelligence, and IAB, please provide us with supplemental copies of the source of information that you cite. In addition, tell us whether the data was prepared for your company or for the offering.

We are herewith supplementally providing the Staff with copies of the industry data and other research cited in the Registration Statement as requested. None of such data and research was prepared for Holdco or in connection with this offering.

Legal Proceedings, page 125

20.	In your disclosure, please specify the assets that have been pledged in the Security Agreement and on which Intrepid seeks to foreclose and tell us what consideration you gave to including an appropriate risk factor.

We have revised the disclosure on page 129 of Amendment No. 1 to specify the assets that have been pledged in the above-referenced security agreement as requested.

As disclosed on page 129 of Amendment No. 1, the obligations of Kitara Media LLC (“Kitara Media”) to Intrepid Investments, LLC (“Intrepid”) under the Note and Security Agreement were subordinate to obligations Selling Source LLC (“Selling Source”) had to two groups of prior lenders (“Senior Lenders”). The right of Intrepid to compel payments under the Note and/or foreclose the lien created by the Security Agreement was subject to an Intercreditor Agreement by and between the Senior Lenders and Intrepid. Under the terms of the Intercreditor Agreement, Intrepid could not take steps to compel Selling Source to make payment on the Note or foreclose the Security Agreement so long as the obligations to the Senior Lenders remained outstanding. In addition, under the terms of the Intercreditor Agreement, the Senior Lenders had the right to have the lien released on any of the collateral pledged as security under the Security Agreement. In connection with the merger between Kitara and Kitara Media, the first priority Senior Lenders released the lien on Kitara Media’s assets which were pledged as collateral under the Security Agreement and as a result, the obligation of Kitara Media to Intrepid was released (since Kitara Media was not a borrower or obligor under the Note but was simply a grantor pledging its assets as security on behalf of Selling Source). In addition, Selling Source’s obligations to the Senior Lenders remain outstanding. Based on these facts, Kitara and Holdco believe Intrepid’s claim is without merit. Furthermore, Selling Source has acknowledged an obligation to indemnify and defend Kitara from any liability to Intrepid arising out of the Note and Security Agreement. Based on the foregoing considerations, Kitara and Holdco determined that a risk factor was not warranted.

Securities and Exchange Commission

December 8, 2014

Kitara’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 127

21.	We note your reconciliation of “EBITDA” on pages 127 and 130 also includes adjustments for “other income” and “stock compensation expense.” As this measure includes adjustments that are not contemplated in the definition of "EBITDA" please revise to title the measure something other than “EBITDA.” See Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We have revised the disclosure on pages 131 to 135 of Amendment No. 1 to retitle the measure as “Adjusted EBITDA” and have included a definition of the measure within those pages.

Liquidity and Capital Resources Sources of Liquidity, page 132

22.	Please disclose whether you are in compliance with the covenants in your credit facility as of the most recent practicable date.

We have revised the disclosure on page 137 of Amendment No. 1 as requested.

Contractual Obligations and Commitments, page 135

23.	In the paragraph immediately following the table on page 135 you state that your office lease expires in March 2020. Your table, however, only reflects operating lease payments that are due in less than one year. Please advise or revise.

We have revised the disclosure on pages 139 of Amendment No. 1 to clarify that the lease which expires in March 2020 was signed on September 29, 2014. The table of lease obligations is reported as of December 31, 2013 and therefore reflects the old lease. Accordingly, we have not updated the table of lease obligations.

Kitara’s Related Party Transactions Related Party Transactions, page 138

24.	Please disclose the total price paid by Ironbound for the 500,000 shares it purchased on February 29, 2012. Also disclose the price paid by Mr. Zimmer for the 100,000 shares he purchased.

We have revised the disclosure on page 142 of Amendment No. 1 as requested to clarify that each of Ironbound Partners Fund LLC and Mr. Zimmer purchased shares of Kitara common stock in the private placement on the same terms as the other investors, at a price of $0.50 per share.

Securities and Exchange Commission

December 8, 2014

25.	Refer to the last paragraph on page 138. Please disclose the approximate dollar amount involved in your transaction with United Talent Agency. Refer to Item 404(a)(3) of Regulation S-K.

We have revised the disclosure on page 142 of Amendment No. 1 as requested.

26.	Please disclose the interest rate of the Closing Notes that you discuss in the third paragraph on page 139.

We have revised the disclosure on page 143 of Amendment No. 1 as requested.

27.	You state in the second paragraph on page 140 that Ironbound committed to convert the March 26, 2014 promissory note. Please disclose whether the conversion was completed, the number of securities issued in the conversion, and the dollar amount involved. In addition, disclose the number of securities that Ironbound purchased for $36,249.85 and that Mr. Regular purchased for $50,000 in the April 2014 Private Placement.

We have revised the disclosure on page 144 of Amendment No. 1 as requested.

28.	Please disclose the bonus payable to Mr. Silberstein under the separation agreement.

We have revised the disclosure on page 144 of Amendment No. 1 as requested.

Future Ads’ Business, page 147

29.	You mention on page 49 that you outsource research and development activities. Please describe this arrangement and the nature of the research and development activities. Also include any material amounts spent on research and development. Refer Item 101(c)(1)(xi) of Regulation S-K.

We have revised the disclosure on page 157 of Amendment No. 1 to include a description of the third-party outsourcing arrangement, the nature of the research and development activities and the amounts spent on research and development during the past three fiscal years.

Competition, page 153

30.	Please expand to disclose those competitors you mention in the first risk factor on page 40 and any other dominant competitors. Alternatively, tell us why you do not believe that these are the dominant competitors in your industry. Refer to Item 101(c)(1)(x) of Regulation S-K.

We have revised the disclosure on page 157 of Amendment No. 1 as requested.

Securities and Exchange Commission

December 8, 2014

31.	We note that you do not disclose any negative factors pertaining to your competitive position. Please advise or revise.

We have revised the disclosure on page 157 of Amendment No. 1 as requested.

Intellectual Property, page 154

32.	Please disclose the expiration date of your patent.

We have revised the disclosure on page 158 of Amendment No. 1 as requested.

Future Ads’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 156

33.	Please tell us what consideration you gave to providing an executive-level overview that provides context for the remainder of your MD&A discussion. Discuss the material opportunities, challenges, and risks on which management is most focused, as well as the actions that management is taking to address those matters. Describe the performance indicators (financial and non-financial) that management uses to assess your business that would be material to investors. Refer to SEC Release 33-8350.

We have revised the disclosure on page 160 of Amendment No. 1 as requested.

Future Ads Related Party Transactions, page 165

34.	Please name the related parties for the transaction you disclose in this section. Refer to Item 404(a)(1) of Regulation S-K.

We have revised the disclosure on page 169 of Amendment No. 1 as requested.

Description of New Holdco Capital Stock, page 172

35.	Please note that while a summary is not required to contain all the detailed information that is in the certificate of incorporation or the bylaws, it must be complete. Please revise the first sentence to remove the statement that your summary is not complete.

We have revised the disclosure on page 176 of Amendment No. 1 as requested.

Deadline for 2015 Kitara Stockholder Proposals, page 184

36.	Please revise the second sentence to refer to Exchange Act Rule 14a-8(e).

We have revised the disclosure on page 188 of Amendment No. 1 as requested.

Securities and Exchange Commission

December 8, 2014

Kitara Media Corp. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page FS-24

37.	We note your disclosure that revenues are recorded on a gross basis. Please tell us the following with respect to each of your revenue generating activities:

•	Identify the service that the company provides to the customer;
•	Describe the process and the parties involved;
•	Identify who is ultimately responsible for providing the service to the customer;
•	Describe the nature and level of risk borne by the company;
•	Describe how pricing is established; and
•	Describe your analysis of all factors in ASC 605-45-45.

We respectfully advise the Staff that Kitara has three main sources of revenue: application advertising, display advertising and video advertising.

For application advertising and display advertising, the process is largely the same. Kitara negotiates with publishers to purchase “real estate” on a publisher’s website or application. Kitara then negotiates a separate contract with an advertiser to fill the space that it has purchased. The advertisement leads a person to download a toolbar or go to a website. For application advertising revenue is billed on a “pay per action” basis, which means that once the user clicks on an advertisement and downloads the toolbar, Kitara is able to bill the advertiser and has a responsibility to pay the publisher. For display advertising, the advertising revenue is billed on a “pay per impression” basis, which means that once the user views an advertisement, then Kitara is able to bill the revenue. In both cases, Kitara bears transactional risk. Even if Kitara is not paid by the advertiser, it is still responsible to pay the publisher.

For video advertising, Kitara negotiates with publishers to purchase a commercial slot to be played prior to a video the end user is going to view (similar to the way advertisements are presented on YouTube). Kitara then negotiates a separate contract with an advertiser to fill the space that it has purchased. Kitara utilizes its PROPEL+ technology to match the advertisements to the videos. The advertisement must be viewed by a user prior to watching the video. Once the video advertisement is viewed, Kitara is then able to bill the advertiser, and has a responsibility to pay the publisher. Just like in application advertising and display advertising, Kitara bears transactional risk. Even if Kitara is not paid by the advertiser, it is still responsible to pay the publisher.

Securities and Exchange Commission

December 8, 2014

Kitara’s analysis of ASC 605-45-45 is as follows:

Requirements of ASC 605-45-45-4 through 45-14 (elements of “Gross” reporting)	Application and analysis in regards to application advertising and display advertising	Application and analysis in regards to video advertising
45-4: The Entity is the primary obligor in the Arrangement	Kitara has the primary responsibility to locate and place advertisements in the appropriate locations within the parameters specified by the advertiser.	Kitara has the primary responsibility to locate and place advertisements in the appropriate videos within the parameters specified by the advertiser.

45-5 through 45-8: The Entity has general inventory risk – before customer order is placed	Kitara does not keep an inventory of products, so this criteria is not applicable.	Kitara does not keep an inventory of products, so this criteria is not applicable.

45-8: The Entity has latitude in establishing price	Kitara is responsible for negotiating prices with its advertisers.	Kitara is responsible for negotiating prices with its advertisers.

45-9: The Entity changes the product or performs part of the service	Kitara provides the advertisers a value added service by locating and negotiating space to present advertisements with publishers of websites and applications. This is something that a general advertiser would likely not be able to do on its own.	Kitara provides the advertisers a value added service by locating and negotiating videos to present advertisements with publishers of the videos. This is done primarily through its PROPEL+ technology. This is something that a general advertiser would likely not be able to do on its own.

45-10: The Entity has discretion in supplier selection	Kitara negotiates separately with its publishers. The advertisers generally are not able to select which publishers that Kitara is able to negotiate with.	Kitara negotiates separately with its publishers. The advertisers generally are not able to select which publishers that Kitara is able to negotiate with.

Securities and Exchange Commission

December 8, 2014

Requirements of ASC 605-45-45-4 through 45-14 (elements of “Gross” reporting)	Application and analysis in regards to application advertising and display advertising	Application and analysis in regards to video advertising
45-11: The Entity is involved in the determination of the product or service specifications	The advertisers select criteria for where, when and to whom their advertisement will appear, but Kitara is responsible for placing those advertisements on its publisher’s space.	The advertisers select criteria for where, when and to whom their advertisement will appear, but Kitara is responsible for placing those advertisements on its publisher’s space.

45-12: The Entity has physical loss inventory risk – after customer order or during shipping	Kitara does not keep an inventory of products, so this criteria is not applicable.	Kitara does not keep an inventory of products, so this criteria is not applicable.

45-13 through 45-14: The Entity has credit risk	Kitara assumes all credit risk in regards to billings to customers. Kitara is responsible for paying amounts owed to publishers whether or not it is able to collect from its advertisers.	Kitara assumes all credit risk in regards to billings to customers. Kitara is responsible for paying amounts owed to publishers whether or not it is able to collect from its advertisers.

Requirements of ASC 605-45-45-16 through 45-18 (elements of “Net” reporting)	Application and analysis in regards to application advertising and display advertising	Application and analysis in regards to video advertising
45-16: The Entity’s supplier is the primary obligor in the arrangement	This is not the case, as Kitara is the primary obligor and service provider in its contracts.	This is not the case, as Kitara is the primary obligor and service provider in its contracts.

45-17: The amount the Entity earns is fixed	The amount Kitara earns is variable based on the negotiated price and volume for both the advertisers (customers) and the publishers (suppliers).	The amount Kitara earns is variable based on the negotiated price and volume for both the advertisers (customers) and the publishers (suppliers).

45-18: The supplier has credit risk	Kitara assumes all credit risk in billing its customers.	Kitara assumes all credit risk in billing its customers.

Securities and Exchange Commission

December 8, 2014

After evaluating the components of “gross” and “net” revenue reporting in ASC 605-45-45, Kitara is determined to be the principal in the revenue transaction, rather than the agent, and therefore should record their revenues on a “gross” basis.

Note 7. Litigation, page FS-32

38.	You disclose that Kitara Media signed a Security Agreement pledging certain of its assets as security for the Note. To more clearly demonstrate the extent of the contingency, please tell us what consideration was given to describing and quantifying the amount of assets that have been pledged as collateral. Refer to paragraphs 50-3 through 50-5 of ASC 450-20-50.

As Kitara has disclosed in its annual report on Form 10-K for the fiscal year ended December 31, 2013, Kitara believes that the above referenced claim is without merit. Kitara has been released from the liens referenced in the Security Agreement. Furthermore, even if the claim did have merit, Selling Source (Kitara’s former parent) has acknowledged that it has an obligation to indemnify and defend Kitara from any liability in regard to the claim.

In its evaluation of the litigation, Kitara had evaluated the extent of disclosure required in its annual report as prescribed by ASC 450-20-50-3 through 50-5. ASC 450-20-50-4 requires that the disclosure should include (a) the nature of the contingency and (b) the estimate of possible loss or range of loss or a statement that such an estimate cannot be made. Kitara has included a description of the litigation and the nature of the Security Agreement. Under ASC 450-20-50-5, given that the asserted claim is without merit and that any ultimate liability, however remote, would be indemnified by Selling Source, it was considered inappropriate to expand the disclosure with a description or quantification of the assets pledged as collateral.

Future Ads LLC Consolidated Financial Statements Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies, page FS-55

39.	Please revise to include a discussion of the potential effects that recently issued accounting standards will have on your financial statements when adopted in a future period. Refer to SAB Topic 11.M. For example, please revise to disclose the potential effect of ASU No. 2014-09, Revenue from Contracts with Customers.

We have revised the disclosure on page FS-61 of Amendment No. 1 as requested.

Securities and Exchange Commission

December 8, 2014

Revenue Recognition, page FS-55

40.	On page 151 you disclose that Future Ads delivers advertising through its real-time, bid-based, online advertising platform. We note that advertising campaign revenue and third-party application development revenue are recorded on a gross basis. Please tell us the following with respect to these revenue generating activities:

•	Identify the service that the company provides to the customer;
•	Describe the process and the parties involved;
•	Identify who is ultimately responsible for providing the service to the customer;
•	Describe the nature and level of risk borne by the company;
•	Describe how pricing is established; and
•	Describe your analysis of all factors in ASC 605-45-45.

We respectfully advise the Staff that Future Ads has three main sources of revenue: owned applications advertising, third party applications advertising and third party download based application distribution.

Owned applications advertising represents revenue that is generated from full-page display and transitional advertising units served on a cost-per-impression basis and in-text advertising units served on a cost-per-click basis to audiences from our owned applications. The majority of the direct expense associated with the revenue represents marketing expenses to obtain new memberships for the application products. Acquisition costs of new members are incurred on the date the member joins the application product, and are accordingly charged to earnings on those respective dates.

Third-party application advertising represents revenue generated by syndicating advertisements which have been purchased through the Future Ads platform on third party application partners. Future Ads allows an approved group of third party application developer companies to distribute Future Ads’ advertising to its members through a revenue-share arrangement. Future Ads expenses revenue-sharing costs of in-text, full-page display and banner advertising units to members of third party application developer companies when the impression, click or action occurs.

For owned applications advertising and third party applications advertising, the process is largely the same. The gross advertising campaign revenue is recognized in the period that the advertising impressions, clicks or actions occur, provided that all other revenue recognition criteria have been met. To date, Future Ads’ agreements have not required a guaranteed minimum number of impressions, clicks or actions. With respect to advertising campaign activities, Future Ads acts as a principal in that it is the primary obligor to the advertiser customer. Future Ads provides an online advertising service to its customers (online advertisers), which use Future Ads’ digital media platform to distribute such customers’ advertisements via the internet to the above mentioned membership groups. Future Ads is responsible for delivering results-focused advertising to its customers (online advertisers), and Future Ads provides the service through its owned and operated real-time bid-based online advertising platform. Future Ads negotiates insertion orders directly with our customers and responsible to deliver the services according to the agreement.

Securities and Exchange Commission

December 8, 2014

Download-based partnerships revenue is from advertisements that lead a person to download a toolbar or go to a website which are not monetized by our digital media platform. Download-based partner distribution revenue is billed on a “pay per action” basis or per a revenue share arrangement. Future Ads is able to bill the advertiser and has a responsibility to pay the publisher for such revenue. The revenue is recognized in the period that the software gets distributed or when an advertiser customer generates a sale, click, impression or other agreed-upon action, provided that all other revenue recognition criteria have been met. The revenue is recognized on a net basis, as Future Ads acts as a third-party distribution partner in these transactions, and the payments to publishers are the contractual obligation of the advertiser customers.

Future Ads analysis of ASC 605-45-45 is as follows:

Requirements of ASC 605-45-45-4 through 45-14 (elements of “Gross” reporting)	Application and analysis in regards to owned applications advertising and third party applications advertising	Application and analysis in regards to Download-based partnerships distribution
45-4: The Entity is the primary obligor in the Arrangement	Future Ads is the primary obligor with respect to all suppliers of available internet advertising inventory, as Future Ads, not its customers, selects and purchases certain available advertising inventory for resale to Future Ads’ customers, and as such, Future Ads has the discretion and thereby assumes the responsibility in supplier selection and the type of advertising units offered	The Download Based Partner has the primary responsibility to deliver advertisements and application services per the agreement.

Securities and Exchange Commission

December 8, 2014

Requirements of ASC 605-45-45-4 through 45-14 (elements of “Gross” reporting)	Application and analysis in regards to owned applications advertising and third party applications advertising	Application and analysis in regards to Download-based partnerships distribution
45-5 through 45-8: The Entity has general inventory risk – before customer order is placed	Future Ads is responsible for matching up advertisements with keywords. Future Ads bears the risk that not all purchased inventory gets sold, and if sold, the possibility of refunds to its customers if such advertising inventory is incorrectly matched with customers in light of such customers’ specifications.	Future Ads does not keep an inventory of products, so this criteria is not applicable.

45-8: The Entity has latitude in establishing price	Future Ads establishes the pricing for all advertising units it sells to its customers, as opposed to the suppliers of the online advertising units purchased by Future Ads. In that regard, Future Ads will sometimes sell advertising units at a loss if necessary to move certain advertising units in which demand by online advertisers is lower than anticipated by Future Ads. Thus, Future Ads bears all risk associated with pricing the advertising units it purchases for resale.	Future Ads is not responsible for negotiating prices with its advertisers.

45-9: The Entity changes the product or performs part of the service	Future Ads can change the products and advertisement services as we control the size, frequency and restrictions of the ad units and advertisers	Future Ads is not responsible for changing products or services and only distribute the agreed upon third party applications

Securities and Exchange Commission

December 8, 2014

Requirements of ASC 605-45-45-4 through 45-14 (elements of “Gross” reporting)	Application and analysis in regards to owned applications advertising and third party applications advertising	Application and analysis in regards to Download-based partnerships distribution
45-10: The Entity has discretion in supplier selection	Future Ads negotiates separately with its publishers that generate new memberships for our owned applications. Future Ads also negotiates pricing with third party application developer companies to distribute the Future Ads advertising.	Future Ads negotiates separately with its publishers. The Download based partners generally are not able to select which publishers Future Ads distribute their applications with.

45-11: The Entity is involved in the determination of the product or service specifications	Future Ads is involved in the determination of product or service specifications, as Future Ads determines the size, frequency and restrictions of the advertising units purchased for resale to Future Ads’ customers.	Future Ads is not responsible for determining the products or services specifications and only distribute the agreed upon third party applications

45-12: The Entity has physical loss inventory risk – after customer order or during shipping	Future Ads has inventory risk and financial losses if we don’t sell all the relevant and available keywords to our advertisers for owned applications. Future Ads has the risk of losing third party application partners if monetization decreases due to unsold inventory.	Future Ads does not keep an inventory of products, so this criteria is not applicable.

45-13 through 45-14: The Entity has credit risk	Future Ads assumes all credit risk in regards to billings to customers. Future Ads is responsible for paying amounts owed to affiliates, publishers and third party application partners whether or not it is able to collect from its advertisers.	Future Ads assumes no credit risk in regards to “cost per action” agreements with Download based Partners. Future Ads assumes some credit risk in regards to Download based Partners if the revenue share arrangements are based on collected revenue.

Securities and Exchange Commission

December 8, 2014

Requirements of ASC 605-45-45-16 through 45-18 (elements of “Net” reporting)	Application and analysis in regards to owned applications advertising and third party applications advertising	Application and analysis in regards to Download-based partnerships distribution
45-16: The Entity’s supplier is the primary obligor in the arrangement	This is not the case, as Future Ads is the primary obligor and service provider in its contracts.	This is the case, as the Download based partners are the primary obligor and service provider in its contracts.

45-17: The amount the Entity earns is fixed	The amount Future Ads earns is variable based on the negotiated price and volume for both the owned applications and the third party applications.	The amount Future Ads earns is fixed based on the negotiated price and volume.

45-18: The supplier has credit risk	Future Ads assumes all credit risk in billing its customers.	Download based partners assumes most credit risk in billing its customers.

After evaluating the components of “gross” and “net” revenue reporting in ASC 605-45-45, Future Ads is determined to be the principal in the revenue transaction of our owned applications advertising and third party applications advertising, rather than the agent, and therefore should record its revenues on a “gross” basis for such transactions. Future Ads also determined that the download-based partner is the principal in the revenue transaction in the download-based partnership advertising, and Future Ads the agent, and therefore Future Ads should record its revenues on a “net” basis for such transactions.

Exhibit Index, page II-8

41.	Please tell us what consideration you gave to filing the lease agreement for your corporate offices in Jersey City as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

After review of the Staff’s comment, we have filed the lease agreement for Kitara’s corporate offices in Jersey City as Exhibit 10.14 to Amendment No. 1. In addition, we respectfully advise the Staff that we have also filed as Exhibits 10.15 and 10.16, respectively, the consulting arrangement between Future Ads and Bravo Studio d.o.o. and the lease agreement between Future Ads and Sri Nine Main Plaza LLC.

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Securities and Exchange Commission

December 8, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Robert Regular